August 20, 2015

VIA EDGAR

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Attention:	H. Roger Schwall
Paul Monsour

Re:	Zonzia Media, Inc.
Amendment No. 1 to Registration Statement on Form S-1
File No. 333-204570

Dear Mr. Schwall and Mr. Monsour:

On behalf of Zonzia Media, Inc. (the “Company”), we submit this letter in response to the comments from the Staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Staff”), which were set forth in your letter dated July 29, 2015 regarding the above referenced Registration Statement on Form S-1 (the “Registration Statement”). The Staff’s comments, indicated in bold, are followed by the Company’s responses. We refer to Amendment No. 2 to the Registration Statement, as filed on the date of this letter, as “Amendment No. 2.”

General

1.	Throughout your filing you refer to content you intend to provide on your three distinct distribution platforms, such as that which is referenced in the tables at pages 17 and 18. The simplyME Distribution LLC and Sonifi Solutions, Inc. distribution agreements indicate that you will provide content for those parties to distribute via their platforms. But basic Internet searches for some of the titles listed in the tables suggest that many of the shows are either: (1) from 2013 or earlier or (2) videos made for web viewing on platforms such as YouTube. Please revise your prospectus to make clear whose content you intend to provide and how you acquired or intend to acquire such content.

Response #1

In response to the Staff’s comment, we confirm that all currently distributed content is owned by simplyME Distribution LLC, is licensed to the Company by simplyME Distribution LLC and is being distributed initially through both (1) the cable television distribution platform under the simplyME channel distribution agreement and (2) the hotel network distribution platform pursuant to the agreement with Sonifi Solutions, Inc. The prospectus has been revised to reflect this. While agreements with both simplyME and Sonifi contemplate that at some point, the Company will be providing its own content that it acquires or develops over time, both counterparties understand that initially the Company will be providing content that is licensed. Please see the revised disclosures under “Prospectus Summary – Our Growth Strategy” on page 4; and “Business – Zonzia Media” on page 18.

Attention: H. Roger Schwall and Paul Monsour

Division of Corporation Finance

August 20, 2015

Please note that the Company has revised the description of content initially being distributed through both its Cable Television and Hotel Network distribution platforms, in a manner consistent with the titles referenced in this Addendum.

The content being licensed to the Company is available through an Addendum to the Channel Distribution Agreement with simplyME Distribution dated July 31, 2015. A copy of the Addendum was filed with the Commission with a Current Report on Form 8-K on August 5, 2015, and is included as an exhibit to Amendment No. 2.

Prospectus Summary

2.	Please provide us with support for the assertion that your cable platform has already launched and is currently available in over 27 million households in the Southeastern United States via cable providers such as Comcast, Dish Network, and Verizon FiOS. Also, revise the prospectus to clarify the nature of any relationship(s) you [rather than an intermediary counterparty] have with these providers. For example, at page 31 you state: “We have also begun forming relationship and partnerships with several large television and wireless providers that will provide us basic access to several million households nationwide.” Lastly, please file as exhibits any related agreements, or revise your disclosure to clarify that there are no such agreements. See prior comments 3 and 18.

Response #2

We have supplementally provided to you, on a confidential basis, the requested support regarding current distribution through national cable providers Comcast Xfinity, Dish Network and Verizon FiOS, which confirms that the cable has platform launched and is available in 28 million households.

The Company has clarified in the revised prospectus that currently, there are no direct contractual agreements between the Company and national cable or wireless providers. Please see the revised disclosure regarding our Cable television distribution platform under the Prospectus Summary and under the portion of the Business section entitled “Platform #1 – Cable Television.” Finally, the Company has removed the language referenced in the Staff’s comment that previously appeared on page 31 of Amendment No. 1 to the Registration Statement.

Business

Platform #1 – Cable Television, page 16

3.	We note the disclosure added in response to prior comment 4, in addition to the channel distribution agreement with simplyME Distribution LLC, attached as Exhibit 10.1 to the amended Form 8-K filed on July 1, 2015, and we re-issue such comment in part. Please provide us with supplemental support for your assertion that you have secured advertising partnerships with Citigroup, State Farm Insurance, Hormel Chili, and Ford Motor Company, and provide us with copies of these agreements on a supplemental basis.

Attention: H. Roger Schwall and Paul Monsour

Division of Corporation Finance

August 20, 2015

Response #3

Although the Company stated in Amendment No. 1 to the Registration Statement that its advertisers came through its relationship with simplyME Distribution, we have revised the disclosure in the Prospectus Summary and in the Business Section to further clarify that relationships with the national advertisers referenced in the Staff’s comment -- and all advertisers, for that matter – currently run through the Company’s business partner simplyME Solutions LLC and its advertising firms. Please also see a new risk factor we included on page 9 of Amendment No. 2. Since the advertisers do not have a direct relationship with the Company, the Company has removed references to any specific advertisers in Amendment No. 2. As the Company continues to develop, it plans to form relationships directly with advertisers and/or advertising agencies that would source advertisers.

Platform #2 – Hotel Network, page 17

4.	We note the disclosure added in response to prior comment 10, in addition to the channel distribution agreement with Sonifi Solutions, Inc., attached as Exhibit 10.1 to the Form 8-K filed on July 10, 2015. Please disclose the timing of this agreement and explain whether Sonifi has commenced making Zonzia-provided audio-video content available in hotel rooms as contemplated. If this agreement has not been initiated, please disclose the expected timeframe for performing the agreed upon services. Also, as part of your added disclosure, please explain the meaning of a “Submission/Insertion Order.”

Response to #4

As described in the revised prospectus, distribution of licensed content provided by the Company became live on August 1, 2015 under the channel distribution agreement with Sonifi Solutions, Inc., with distribution scheduled in approximately 546,000 rooms. Please see the section captioned “Platform #2 – Hotel Network” on page 20 of the Business section of Amendment No. 2.

Also, as indicated in Amendment No. 2, the Video-On-Demand (VOD) distribution has also been launched during August 2015 under the agreement with Sonifi, with distribution scheduled in approximately 882,000 hotel rooms. Please see the section captioned “Platform #2 – Hotel Network” on page 20 of the Business section of Amendment No. 2

As clarified in Amendment No. 2, the “Submission/Insertion Order” agreement with Sonifi was put in place among the parties to solidify the relationship and set the main business terms in advance of the actual launch, which occurred on August 1, 2015. As explained in the revised prospectus, the Company entered into a License Agreement with Sonifi Solutions, effective as of the launch on August 1, 2015. We disclosed the material terms of the Sonifi License Agreement. A copy of the Sonifi License Agreement was filed with the Commission under a Current Report on Form 8-K filed on August 5, 2015, and is included as an exhibit to Amendment No. 2.

Video on Demand (VOD) / Subscription Video on Demand (SVOD), page 20

Attention: H. Roger Schwall and Paul Monsour

Division of Corporation Finance

August 20, 2015

5.	Please clarify in your filing that the “additional funding requirements” triggered by you and Georgeville Television LLC “greenlighting” the referenced series will require you to fund $12 million of the production budget for Season 1 of the “Z - Inspired by Zorro” series, less your initial funding commitment of $1.2 million.

Response to #5

The disclosure in the prospectus has been modified in response to the Staff’s comment. Please see the revised disclosure on page 22 of Amendment No. 2.

Content Strategy, page 23

6.	You acknowledge that “The competition for well-known, critically acclaimed, and highly-rated programming across all genres is intense, and most of our competitors consist of large companies with well established brands and significantly greater resources.” As noted above in comment 1, it appears that much of the referenced content may be several years old or sourced from the Internet. Revise to explain what distinguishes your content from content available from major channels and established content providers.

Response to #6

The Company has revised its disclosure to more accurately explain its content strategy relative to its competitors. While there is a current component to this strategy, it is primarily based on the Company’s vison for content strategy as it is able to acquire and develop content over time.

Competition, page 23

7.	Notwithstanding your response to prior comment 4, you suggest that you compete “primarily on the basis of the relevance and usefulness of our content, features, availability and ease of use of our products and services.” As previously requested, please revise the prospectus to provide a consistent and accurate description of the current state of your business and operations, including any products or services.

Response to #7

The Company has significantly revised the referenced language in response to the Staff’s comment to reflect that the Company’s vision for competing with regard to content strategy is primarily contingent upon its ability to acquire and develop content over time. Please see page 26 under “Business – Competition.”

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Overview, page 26

8.	Please revise this section to discuss your three proposed distribution platforms in a manner consistent with the other disclosures. As drafted, it appears that “Zonzia.com” and “Subscription Video-On-Demand (SVOD)” are your only two platforms and that “Video on Demand (VOD)” and “Zonzia (Over-The-Top) Channel” are subsets of the Zonzia.com platform.

Attention: H. Roger Schwall and Paul Monsour

Division of Corporation Finance

August 20, 2015

Response to #8

The Company has revised its disclosure in response to the Staff’s comment.

In addition to the revising the Registration Statement in response to the Staff’s comments, please note that the Company has amended the Registration Statement to update the Financial Statements, and the corresponding sections of MD&A, reflecting the unaudited financial statements for the period ended June 30, 2015.

* * * * * *

The Company looks forward to your prompt response. Should you have questions or comments, please contact the undersigned of Wilson & Oskam LLP, the Company’s outside corporate counsel, at (949) 596-7995.

Sincerely,

/s/ Lance A. McKinlay

for Wilson & Oskam LLP

cc:	Naresh K. Malik, Chief Executive Officer
Myles A. Pressey III, Chairman of the Board of Directors
Stanley L. Teeple, Chief Compliance Officer